Qumu Corporation
510 1st Avenue North, Suite 305
Minneapolis, MN 55403

September 3, 2019

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Qumu Corporation
Registration Statement on Form S-3
Filed August 26, 2019
File No. 333-233470

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Qumu Corporation hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement so that the same shall become effective as of 4:00 p.m. Eastern Time on Thursday, September 5, 2019, or as soon as practicable thereafter.

If you have any questions regarding this request, please contact April Hamlin of Ballard Spahr LLP, counsel to the Company, at (612) 371-3211.

Sincerely,

QUMU CORPORATION

/s/ David G. Ristow

David G. Ristow
Chief Financial Officer